SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 2, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE

Under the terms of article 12, main section, of instruction # 358 issued by CVM – Brazilian Securities Commission as of 1.3.2002, Capital Research and Management Company, an organized society existing under the terms of the United States of America rules, located at 333, South Hope Street, Los Angeles, California 90071, USA (“CRMC”), holder of offshore investment managing companies, announces that it has acquired, for the account of its investment funds managed, American Depositary Receipts – ADRs representing common nominative shares (“ON shares”) issued by Companhia de Saneamento Básico do Estado de São Paulo – SABESP, a publicly held company, with the corporate taxpayer’s ID (CNPJ/MF) # 43.776.517/0001-80 (“Company”). With the acquisition, CRMC holds, as investment advisor, American Depositary Receipts – ADRs representing 1,461,250,000 ON Shares issued by the company, corresponding to 5.13% of the total ON shares outstanding. In addition to the abovementioned holding, Capital Group International, Inc., a CRMC group subsidiary, as a holding company for offshore investment managing companies, manages American Depositary Receipts – ADRs representing 1,199,700,000 ON shares issued by the Company, corresponding to 4.21% of the total ON shares outstanding. This is a minority investment that does not change the Company’s ownership structure. Currently, there isn’t any amount of shares issued by the Company aimed by CRMC. There are no convertible debentures, directly or indirectly held by CRMC or person related to CRMC, neither are there any agreements or contracts that regulate the direct voting rights or the purchase and sale of securities issued by the Company that CRMC or any person related to CRMC is part of.

July 20, 2005

CAPITAL RESEARCH AND MANAGEMENT COMPANY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 2, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.